O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

March 7, 2018

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Lodging Trust (the “Company” or “RLJ”)
Soliciting Materials filed pursuant to Rule 14a-12 on February 14, 2018 by Land & Buildings Capital Growth Fund, L.P., L & B Real Estate Opportunity Fund, LP, Land & Buildings Absolute Value II LLC, Land & Buildings Investment Management, LLC, Land & Buildings GP LP, and Jonathan Litt
Filed February 14, 2018
File No. 001-35169

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated February 23, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, L.P. (together with the other participants in the proxy solicitation, collectively, “Land & Buildings”) and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for each of the statements referenced below. Accordingly, Land & Buildings provides the Staff with the following supplemental support for each of the below-referenced statements.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 7, 2018

•	Your disclosure that the Board is “disenfranchising shareholders”;

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that RLJ is disenfranchising shareholders.

Land & Buildings has attempted to engage constructively with the Company since June 2017. During Land & Buildings’ June 2017 meeting with Chief Executive Officer Ross Bierkan and Chief Operating Officer and Chief Financial Officer Leslie Hale, Land & Buildings brought important questions and concerns to light, particularly with respect to the Company’s financials, while encouraging the Company to take corrective measures with the hopes of working collaboratively with the Board to address these issues. During these discussions, however, Mr. Bierkan and Ms. Hale failed to offer Land & Buildings concrete answers to the serious questions and concerns they raised, thereby demonstrating a lack of definitive working knowledge of the Company’s financials, as discussed in more detail below.

Following these conversations with Mr. Bierkan and Ms. Hale, Land & Buildings sent a private letter to the Company’s Board of Directors (the “Board”) on June 28, 2017, expressing its serious concerns with Mr. Bierkan’s ability to make the transition to CEO, a transition that required different skill sets from those needed in his prior roles. Land & Buildings also highlighted a number of other serious concerns in its June 28th private letter to the Board, including the fact that neither Mr. Bierkan nor Ms. Hale offered any credible response to Land & Buildings’ questions about discrepancies it brought to light in the Company’s S-4 registration statement/joint proxy statement (the “Proxy”) filed with the SEC on June 2, 2017. Specifically, Land & Buildings highlighted that the disclosures regarding RLJ’s expected EBITDA for 2017 and 2018 supplied to FelCor Lodging Trust (“FelCor”)1 on February 12, 2017 are inconsistent with the guidance RLJ provided just 10 days later when it announced full year fiscal 2016 results. The Proxy contains expectations that are $14 million above what was disclosed when RLJ provided 2017 guidance to the investment community.2 While the Proxy was subsequently updated by the Company following Land & Buildings’ private letter, no other formal response has been given to RLJ shareholders to date.

Land & Buildings also highlighted the fact that both Mr. Bierkan and Ms. Hale seemed to lack an understanding of why there was a nearly 15% material discrepancy in FelCor’s EBITDA. RLJ’s disclosed estimates of FelCor’s 2017 and 2018 EBITDA are substantially below the guidance FelCor provided investors, as well as the EBITDA FelCor provided to its board of directors.3 Similarly, there has been no meaningful explanation for this discrepancy.

1 RLJ completed its merger with FelCor on September 1, 2017, pursuant to which, among other things, each share of FelCor common stock was converted into 0.362 newly issued RLJ common shares.

2 The Proxy disclosed that on February 12, 2017 RLJ provided Adjusted EBITDA projections to FelCor of $376 million in 2017 and $383 million in 2018. RLJ provided 2017 EBITDA guidance in conjunction with its full year 2016 earnings release on February 22, 2017 of $352 million to $372 million ($380 million to $400 million of Pro forma Hotel EBITDA less $28 million of Corporate Cash and General & Administrative expense).

3 The Proxy disclosed projections by RLJ for FelCor’s EBITDA of $200 million in 2017 and $201 million in 2018. FelCor provided 2017 EBITDA guidance in conjunction with its full year 2016 earnings release on February 23, 2017 of $224 million to $236 million after asset sales.

March 7, 2018

Land & Buildings also raised concerns that Mr. Bierkan and Ms. Hale appeared to lack the appropriate level of sophistication and knowledge of the business when it came to addressing Land & Buildings’ questions, which caused (and continues to cause) Land & Buildings to have serious concerns about the leadership of the Company post-merger and the fairness of the merger to FelCor’s shareholders. In fact, RLJ management denied they gave any guidance regarding second quarter results at the NAREIT4 Investor Conference, yet analyst reports and earnings estimates reflected there were further changes to 2017 estimates, which were not reflected in the Proxy that investors were asked to rely upon when voting on the merger with Felcor.

Irrespective of the gravity of the aforementioned issues, Land & Buildings attempted to work collaboratively with the Company in good faith to address these concerns and to help clarify these important matters for the benefit of all RLJ shareholders. Given the Company’s failure to seriously address these concerns or bring an appropriate level of sophistication regarding the Company’s business when discussing these issues with Land & Buildings generally, together with the Company’s dismal share price performance detailed below, it became (and still is) quite clear to Land & Buildings that the Board is in need of directors with relevant capital markets and REIT experience, coupled with capital allocation and operating expertise, in order to place the Company on a path to value creation for the benefit of all RLJ shareholders.

In addition, Land & Buildings notes that the Company rejected an all cash offer from Blackstone for north of $24 per share over the summer of 2017, issued equity at a substantial discount to net asset value to help the FelCor acquisition and slow paced the sale of assets to reduce high debt levels, further highlighting the need for additional oversight at the Company and in particular, directors with relevant capital markets and REIT experience.

While Land & Buildings tried to work constructively with the Board regarding the appointment of new directors that would bring this level of experience and expertise to the Board, the Company was unwilling to embrace the level of change necessary at the Company. Notably, Land & Buildings worked with the Board at length to try and reach an amicable resolution, including having its director candidates engage in phone interviews with the Company. However, despite such candidates having significant REIT and capital markets experience, the Company chose not to appoint either of Land & Buildings’ director candidates and instead, appointed the former Chief Operating Officer of Marriott International, Robert McCarthy, who lacks this necessary and relevant REIT and capital markets experience.

It should also be noted that Land & Buildings believes that the interests of Executive Chairman Robert Johnson, CEO Ross Bierkan and CFO/COO Leslie Hale are clearly misaligned with the interests of RLJ shareholders given the outsized compensation they earned in 2016 of $3.6 million, $4.4 million and $4 million, respectively (during a period of poor performance nonetheless, as shown below).

4 NAREIT stands for the National Association of Real Estate Investment Trusts.

March 7, 2018

Land & Buildings believes that the totality of these actions (or lack thereof) support its belief that the Board has chosen to disenfranchise RLJ shareholders.

•	Your general statement concerning “Dismal Performance” and an explanation of why the appointment of Robert McCarthy “fails to address” the “glaring need in the boardroom for relevant capital market and REIT experience”; and

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of the above-referenced statements.

The Company has underperformed its peers, measured by the members of the Bloomberg Hotel REIT Index, since its IPO, over the last 1, 3, and 5 years, as displayed in the chart below. This history of underperformance has also continued since the announcement of Ross Bierkan and Leslie Hale as the Company’s Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, respectively, and since the announcement of the Company’s acquisition of FelCor.

Total Shareholder Returns	Since IPO	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Since Ross as CEO and Leslie as COO/CFO	Since FCH Deal
RLJ Lodging Trust	63%	31%	-25%	-3%	0%	-4%
Lodging REIT Peer Average	82%	60%	-5%	1%	10%	5%
RLJ Underperformance	-20%	-29%	-19%	-3%	-11%	-9%

   “Lodging REIT Peers” are members of the Bloomberg Hotel REIT Index

Land & Buildings believes that the Company’s underperformance illustrated above provides a reasonable factual basis for its statement regarding the Company’s dismal performance.

Land & Buildings also believes that the Company’s underperformance provides a factual basis to support its assertion that the Company needs new leadership, and specifically, directors that have REIT and capital markets experience. Based on Land & Buildings’ interaction with the Company’s Board and management team, as detailed at length above, it has become clear to Land & Buildings that REIT and capital markets experience is necessary in the boardroom to improve decision-making and oversight. Robert McCarthy has hotel experience, however, he lacks REIT and capital markets experience. Accordingly, the appointment of Mr. McCarthy, who lacks this relevant and necessary experience, fails to address the Company’s need for directors with REIT and capital markets experience.

March 7, 2018

•	Your statement asserting the “horrible performance of RLJ shares” over an unspecified time period.

Land & Buildings respectfully refers the Staff to its response directly above as support for this statement.

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements that the Board “appears to be more focused on entrenchment and self-preservation than on maximizing value for all shareholders.” In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for the statements referenced above. Land & Buildings respectfully refers the Staff to each of its responses above, which Land & Buildings believes collectively demonstrates that the Board appears to be more focused on entrenchment and self-preservation than on maximizing value for all shareholders.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP